FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s proxy statement and proxy card to shareholders dated April 22, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated April 22, 2008

GILAT SATELLITE NETWORKS LTD.

Petah Tikva, Israel
April 22, 2008

To the Shareholders of Gilat Satellite Networks Ltd.:

        You are cordially invited to attend the Extraordinary General Meeting of Shareholders of our company, or the Meeting, to be held at 11:00 a.m. (Israel time) on May 28, 2008, at our executive offices Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel.

        At the Meeting, you will be asked to consider and vote upon the following items:

    1.        To re-elect one external director for a second three-year term; and

        After a short recess during which our Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

    2.        To fix the compensation and remuneration of the external directors.

        Enclosed with this letter you will find a formal Notice of Meeting and a related Proxy Statement.

        YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF GILAT SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

        Thank you for your cooperation.

Very truly yours, AMIRAM LEVINBERG Chairman of the Board of Directors

        This Proxy Statement is dated April 22, 2008, and is being mailed to shareholders on or about April 22, 2008.

GILAT SATELLITE NETWORKS LTD.

Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel
(Telephone: +972 3 925 2003; Fax: +972 3 925 2945)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON MAY 28, 2008

Petah Tikva, Israel
April 22, 2008

To the Shareholders of Gilat Satellite Networks Ltd.:

        NOTICE IS HEREBY GIVEN that a meeting of shareholders, or the Meeting, of our company will be held at our executive offices at the address specified above on Wednesday, May 28, 2008 at 11:00 a.m. (Israel time). Throughout this Proxy Statement, we use terms such as “Gilat,” “we”, “us”, “our” and “our company” to refer to Gilat Satellite Networks Ltd. and terms such as “you” and “your” to refer to our shareholders.

        The agenda of the meeting will be as follows:

    1.        To re-elect one external director for a second three-year term; and

        After a short recess during which our Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

    2.        To fix the compensation and remuneration of the external directors.

        Shareholders of record at the close of business on April 18, 2008 are entitled to notice of and to vote at the Meeting.

        IT IS IMPORTANT THAT YOUR GILAT SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope so as to be received not later than forty-eight (48) hours before the meeting. No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before the proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you; if no direction is made, your proxy will be voted “FOR” the proposal.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting.

        Joint holders of our shares should take note that, pursuant to our Articles of Association,, the vote of the senior of joint holders of any Gilat Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the Gilat Share, and for this purpose seniority will be determined by the order in which the names stand in the register of shareholders.

By order of the Board of Directors, AMIRAM LEVINBERG Chairman of the Board of Directors

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE COMPLETED AND RETURNED PROMPTLY

GILAT SATELLITE NETWORKS LTD.
Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel
(Telephone: +972 3 925 2003; Fax: +972 3 925 2945)

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a meeting of shareholders as it may be adjourned or postponed from time to time, or the Meeting, to be held on Wednesday, May 28, 2008 at 11:00 a.m. (Israel time), at our executive offices at the above address. Throughout this Proxy Statement, we use terms such as “Gilat,” “we”, “us”, “our” and “our company” to refer to Gilat Satellite Networks Ltd. and terms such as “you” and “your” to refer to our shareholders.

        The agenda of the meeting will be as follows:

    1.        To re-elect one external director for a second term; and

        After a short recess during which our Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

    2.        To fix the compensation and remuneration of the external directors.

GILAT’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE RESOLUTIONS.

Voting

        Only holders of record of Gilat’s Ordinary Shares, nominal (par) value NIS 0.20 per share (the “Gilat Shares”), at the close of business on the record date, April 18, 2008, are entitled to notice of, and to vote at, Meeting. We had 39,795,429 shares outstanding on the record date. Each Gilat Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting. A quorum must be present in order for the Meeting to be held. The presence in person or by proxy of at least two shareholders holding Gilat Shares that are entitled to vote in the aggregate at least 25% of the Gilat Shares outstanding on the record date will constitute a quorum for the transaction of business at the Meeting. Abstentions and broker “non-votes” count as present for establishing a quorum. A broker “non-vote” occurs when a broker is not permitted to vote on an item without instructions from the beneficial owner of the shares and no instructions are given. If within half an hour from the time established for the commencement of the Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or at another time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting. The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

        Proxies for use at the Meeting are being solicited by our Board of Directors. Proxies will be solicited by mail and are being mailed to shareholders on or about April 22, 2008. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All Gilat Shares represented by properly executed proxies received by us forty-eight (48) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of each of the matters described above. A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Gilat Satellite Networks Ltd., Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, Attention: General Counsel.

ITEM 1- RE-ELECTION OF AN EXTERNAL DIRECTOR

        Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with:

—	the company;
—	any entity controlling the company; or
—	any entity controlled by the company or by a controlling entity.

The term affiliation includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that makes its first public offering of shares.

        No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s service as an external director, or, if his position or business might interfere with his ability to serve as a director.

        The initial term of an external director is three years and may generally be extended for one additional period of three years. Each committee of a company’s board of directors is required to include at least one external director.

        The initial term of one of our external directors, Haim Benjamini, has expired. It is proposed to re-elect Mr. Benjamini to serve as an external director pursuant to the Companies Law. The second term of Mr. Benjamini, if re-elected, will begin on the date of the Meeting for a period of three years.

        The Company has received a declaration from Mr. Benjamini, confirming his qualification under the Companies Law to be elected as an external director of the Company. Under the Companies Law, an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law). Our Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications.” Our Board of Directors has determined that Mr. Benjamini possesses “professional qualifications.”

        The following is a brief biography of Mr. Benjamini, based upon the records of the Company and information furnished to it by him. If Mr. Benjamini is elected, our external directors shall receive compensation as described in Item 2 below (if approved).

        Haim Benjamini has served on our Board of Directors as an external director since February 2005 and until the expiration of his term in February 2008. Mr. Benjamini currently serves as an advisor to Teva Pharmaceutical Industries Ltd.‘s CEO, board and management. He served as the Corporate Vice President of Human Resources of Teva from 1988 until December 31, 2004. From 1982 to 1988, Mr. Benjamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benjamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benjamini holds a M.A. (Organizational Behavior) from the University of Chicago and a B.A (Social Sciences, Sociology and Political Science) from the Hebrew University. Mr. Benjamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982.

Required Vote:

        The election of external directors requires the affirmative vote of a majority of the voting power in our company present, in person or by proxy, and voting on the matter, including at least one third of the shares of “non-controlling shareholders” (as defined in the Companies Law) voted on the matter (unless the total number of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that Haim Benjamini is hereby appointed to serve for a second term as an external director in accordance with the Israeli Companies Law, for a period of three years to commence on the date of the Meeting”.

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 - FIXING THE COMPENSATION OF OUR EXTERNAL DIRECTORS

        The remuneration for external directors is established by regulations promulgated under the Companies Law. It is proposed to pay our external directors as shall be elected from time to time an annual fee of $20,000 (approximately NIS 70,000) and a meeting attendance fee of $300 (approximately NIS 1,050 ) or, for attendance via conference call, $150 (approximately NIS 525) payable in accordance with the aforesaid regulations, as adjusted for changes in the Israeli CPI.

        Under the Companies Law, the remuneration of external directors is required to be approved by the audit committee (which includes at least two external directors), board of directors and shareholders, in that order. If Mr. Benjamini is elected at the Meeting pursuant to Item 1, he will immediately become a member of our Audit Committee. The Meeting will then recess to enable our Audit Committee and Board of Directors to convene, consider and resolve upon the remuneration of external directors, and shortly after this recess the Meeting will reconvene. If so approved, the shareholders will be asked to approve the foregoing fees for our external directors, including the one elected at the Meeting.

Required Vote:

        The approval of fees for external directors requires the affirmative vote of the voting power in the Company present, in person or by proxy, and voting on the matter.

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, to approve to pay each of our company’s external directors an annual fee of $20,000 and a meeting attendance fee of $300 or, for attendance via conference call, $150, payable in accordance with the applicable regulations under the Companies Law, as adjusted for changes in the Israeli CPI.”

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

Adjournment and Postponement

        Gilat shareholders may also be asked to vote to adjourn the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting. An adjournment of the Meeting may be made from time to time by the holders of Gilat Shares representing a majority of the votes present in person or by proxy at the Meeting.

In addition, if a quorum of Gilat shareholders is not present within thirty minutes following the time that the Meeting is scheduled to commence, the Meeting will automatically be adjourned to the same day in the next week, at the same time and place, or at another time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Voting Procedures; Revoking Proxies or Voting Instructions

        Shareholders of Record

        If you are a Gilat shareholder of record, meaning that your Gilat shares and your stock certificate(s) were registered in your name with Gilat and its transfer agent on the record date, you may vote (1) in person by attending the Meeting or (2) by marking, signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided.

        You may revoke your proxy at any time before the vote is taken at the meeting by (1) delivering to the General Counsel of Gilat or to its transfer agent a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (2) by properly submitting a later-dated proxy relating to the same shares or (3) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Gilat Shares represented by properly executed proxies received by us forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to: Gilat Satellite Networks Ltd., Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, Attention: General Counsel. Written notices of revocation may also be faxed to Gilat at +972-3-925-2945 or to Gilat’s transfer agent at (718) 921-8387.

        You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

        If you sign, date and mail your proxy card without indicating how you want to vote, your Gilat Shares will be voted in favor of all the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Shares Held in Street Name

        If you hold your Gilat Shares in street name through a bank or a broker, you should follow the instructions on the form you receive from your bank or broker. If your Gilat Shares are held in street name and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from the broker or other intermediary who is the shareholder of record of your shares. If your Gilat Shares are held in street name, you must contact the broker or other intermediary who is the shareholder of record of your shares to change or revoke your voting instructions.

        Voting of Proxies

        All shares represented at the Meeting by valid proxies that we receive as a result of this solicitation (other than proxies that are revoked before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Gilat Shares will be voted for the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “for” or “against” the proposal and will have no effect on the result of the vote.

Position Statements

        Gilat shareholders wishing to express their position on the agenda item for the Meeting may do so by submitting a written statement to us to the attention of our General Counsel at the above address no later than ten days following the record date. Reasonable costs incurred by Gilat in dealing with such a position statement shall be borne by the submitting shareholder.

Solicitation of Proxies

        This Proxy Solicitation is being made and paid for by Gilat on behalf of its Board of Directors. In addition to solicitation by mail, directors, officers and employees of Gilat may solicit proxies for the Meeting from Gilat shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Gilat Shares held of record by those persons, and Gilat will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

        SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

        If you have any more questions about how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact Rachel Prishkolnik, at our executive offices located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel; telephone number: +972-3-925-2003; fax number: +972-3-925-2945.

BENEFICIAL OWNERSHIP OF GILAT SHARES

        We have authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal (par) value of NIS 0.20 per share. The following table sets forth, as of April 18, 2008, unless otherwise stated, the number of shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”) and (ii) our other directors or members of our senior management as a group. None of our directors, officers or key executives owns 1% or more of our outstanding share capital. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of our company, except to the extent that they hold more than 7% and as such, they will have a right to appoint a director, subject to certain conditions in our Articles of Association.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management(1)	8,121,651	20.4%
Mivtach Shamir Finance Ltd.(2)	2,216,945	5.6%
All officers and directors as a group (13 persons)(3)	2,564,023	6.7%

(1)	Based on a Schedule 13D filed on December 20, 2006, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; and (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership. These three entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)	Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(3)	Includes options that are currently exercisable or are exercisable within 60 days that are held by our directors and executive officers.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act. You may read and copy this information at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC's public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

        The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Gilat and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

–	Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on April 9, 2008; and

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Gilat Shares.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR INCORPORATED BY REFERENCE. THIS PROXY STATEMENT IS DATED APRIL 22, 2008. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, AMIRAM LEVINBERG Chairman of the Board of Directors

Petah Tikva, Israel
April 22, 2008

EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

May 28, 2008

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided. 

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
	(1) RESOLVED, to re-elect one external director for a second three-year term.	FOR ☐	AGAINST ☐	ABSTAIN ☐

	(2) RESOLVED, to fix the compensation and remuneration of the external directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on you account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method

☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GILAT SATELLITE NETWORKS LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

May 28, 2008

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Ms. Rachel Prishkolnik as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Extraordinary General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on May 28, 2008 at 11:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on May 26, 2008, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)